Filed pursuant to Rule 424(b)(3)
File No. 333-164024

UNITED STATES COMMODITY INDEX FUND

Supplement dated December 30, 2011

to

Prospectus dated April 29, 2011

This supplement contains information, which amends, replaces, supplements or modifies certain information contained in the Prospectus of United States Commodity Index Fund dated April 29, 2011. Please read it and keep it with your Prospectus for future reference.

Effective July 1, 2011, the Sponsor made certain changes to the fees paid by Authorized Purchasers in connection with the creation of Creation Baskets and the redemption of Redemption Baskets. Such fee changes will continue in effect until the period ended May 1, 2012.

Cover Page

The Offering – Creation and Redemption (page 9)

The Creation and Redemption provision under the heading “The Offering” is deleted and replaced with the following:

Authorized Purchasers pay a $350 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets. Authorized Purchasers are not required to sell any specific number or dollar amount of units. The per unit price of units offered in Creation Baskets on any particular day is the total NAV of USCI calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

Breakeven Analysis (page 8)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/100,000).

Who is the Sponsor? (pages 33-38)

The last paragraph of “Who is the Sponsor?” is replaced with the following:

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for the Sponsor: Nicholas Gerber, Melinda Gerber, the Gerber Family Trust, the Nicholas and Melinda Gerber Living Trust, Howard Mah, Andrew Ngim, Robert Nguyen, Peter Robinson, Gordon Ellis, Malcolm Fobes, John Love, Ray Allen, John Hyland, Wainwright Holdings Inc. and Margaret Johnson. These individuals are Principals due to their positions, however, Nicholas Gerber and Melinda Gerber are also Principals due to their controlling stake in Wainwright. None of the Principals owns or has any other beneficial interest in USCI other than as described in the section of this prospectus entitled “Securities Ownership of Certain Beneficial Owners and Management.” Nicholas Gerber and John Hyland make trading and investment decisions for USCI. Nicholas Gerber, John Hyland and Meg Johnson execute trades on behalf of USCI. In addition, Nicholas Gerber, John Hyland, Robert Nguyen, and Ray Allen are registered with the CFTC as Associated Persons of the Sponsor and are NFA Associate Members.

Principals of SummerHaven (pages 61-62)

The “Principals of SummerHaven” section is amended by adding the following:

Ashraf R. Rizvi has been employed by SummerHaven since April 2009 as a partner. His duties include trading and operational management. From October 1994 to February 2008, Mr. Rizvi was employed by UBS Investment Bank as a Managing Director and Global Head of Commodities Trading. Mr. Rizvi was not employed from February 2008 to April 2009. Mr. Rizvi became listed as a principal of SummerHaven effective October 9, 2009, as an associated person of SummerHaven effective September 9, 2011 and as an associate member of the NFA effective September 9, 2011. Mr. Rizvi is 48 years old.

K. Geert Rouwenhorst has been employed by SummerHaven since April 2009 as a partner. His duties include research and investor relations. From July 1990 to present, Dr. Rouwenhorst has been employed by Yale School of Management as a Professor of Finance. Dr. Rouwenhorst became listed as a principal of SummerHaven effective October 8, 2009, as an associated person of SummerHaven effective September 1, 2011 and as an associate member of the NFA effective September 1, 2011. Dr. Rouwenhorst is 51 years old.

USCI’s Investment Strategy (pages 64-65)

The first line of the second paragraph on page 64 under the section “USCI’s Investment Strategy” is amended as follows:

As an example, assume that a Creation Basket is sold by USCI, and that USCI’s closing NAV per unit is $50. In that case, USCI would receive $5,000,000 in proceeds from the sale of the Creation Basket ($50 NAV per unit multiplied by 100,000 units, and ignoring the Creation Basket fee of $350).

Marketing Agent and Authorized Purchasers (page 89)

The first paragraph of the “Marketing Agent and Authorized Purchasers” is replaced with the following:

The initial offering price of $50 was set as an appropriate and convenient price that would facilitate secondary market trading of Units, and the Units of USCI acquired by the Sponsor in connection with its initial capital contribution were purchased at a price of $50 per Unit. All Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets, regardless of the number of Creation Baskets in the order. The Marketing Agent will receive, for its services as distributor to USCI, a fee at an annual rate of: 0.06% on USCI’s average net assets up to $3 billion; and 0.04% on USCI’s average net assets in excess of $3 billion; provided, however, that in no event may the aggregate compensation paid to the Marketing Agent for distribution-related services in connection with this offering of Units exceed 10 percent (10%) of the gross proceeds of this offering.

Creation and Redemption of Units (pages 92-93)

The second paragraph under the heading “Creation and Redemption of Units” is deleted and replaced with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by USCI, without the consent of any limited partner or unitholder or Authorized Purchaser. Authorized Purchasers pay a transaction fee of $350 to USCI for each order they place to create or redeem one or more baskets. Authorized Purchasers who make deposits with USCI in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either USCI or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or USCI to effect any sale or resale of units.

Creation and Redemption Transaction Fee (page 96)

The “Creation and Redemption Transaction Fee” section is deleted and replaced with the following:

Creation and Redemption Transaction Fee

To compensate USCI for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to USCI of $350 per order to create or redeem baskets. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. The Sponsor shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.